UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07006681

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDPOINT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 HIGH BLUFF DRIVE SUITE 350
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAROLYN KASKY (877) 423-4636 Ext 207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON AND BLOODGOOD, LLP
(Name – *if individual, state last, first, middle name*)

8954 RIO SAN DIEGO DRIVE STE 600 (Address) SAN DIEGO (City) CA (State) 92108 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

PROCESSED
APR 11 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
WASH, D.C.
199

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CAROLYN KASKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDPOINT FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Albert A. Scalea, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Dec. 16, 200
Member, Pennsylvania Association Of Notaries

MARCH 29 2007

Carolyn J Kasky
Signature

FINOP
Title

Albert A Scalea
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

8954 Rio San Diego Dr., Ste. 600
San Diego, CA 92108
t 619.497.2415 f 619.497.2391
www.hbllp.com

Independent Auditors' Report

To the Board of Directors
Midpoint Financial Services, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Midpoint Financial Services, Inc. (an S-Corporation effective January 1, 2006) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midpoint Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations, stockholders' equity, cash flows, and changes in subordinated borrowings for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

San Diego, California
March 27, 2007

Midpoint Financial Services, Inc.
Statements of Financial Condition

December 31,	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ **83,954**	$ 97,985
Commissions receivable	**26,355**	48,640
Employee receivables	**250**	-
Shareholder receivable	**5,905**	-
Recoverable taxes	**6,244**	-
Total current assets	**122,708**	146,625
Furniture and equipment		
Office furniture	**5,222**	3,033
Office equipment	**18,705**	10,931
Accumulated depreciation	**(13,609)**	(4,654)
Total furniture and equipment, net	**10,318**	9,310
Other assets		
Security deposits	**3,286**	3,286
Total other assets	**3,286**	3,286
Total assets	$ **136,312**	$ 159,221

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Financial Condition
December 31, 2005 and 2004

December 31,		**2006**		2005
Liabilities and stockholders' equity (deficit)				
Current liabilities				
Accrued commissions payable	**$**	**16,143**	$	35,765
Payroll taxes payable		**76**		1,625
Deferred income taxes		**-**		3,800
Income taxes payable		**-**		25,764
Total current liabilities		**16,219**		66,954
Stockholders' equity				
Common stock, no par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding		**10,000**		10,000
Additional paid in capital		**6,700**		6,700
Retained earnings		**103,393**		75,567
Total stockholders' equity		**120,093**		92,267
Total liabilities and stockholders' equity	**$**	**136,312**	$	159,221

Midpoint Financial Services, Inc.
Statements of Operations

Years ended December 31,		2006		2005
Commission revenue	$	**890,369**	$	1,511,146
Commission expense		**476,655**		623,512
Gross Profit		**413,714**		887,634
Operating expenses		**404,917**		729,114
Income from operations		**8,797**		158,520
Other income		**12,679**		-
Income before provision for income taxes		**21,476**		158,520
Provision for (benefit of) income taxes		**(6,350)**		51,764
Net income	$	**27,826**	$	106,756

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Stockholders' Equity
For the years ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2004	10,000	$ 10,000	$ -	$ (31,189)	$ (21,189)
Capital contribution	-	-	6,700	-	6,700
Net income	-	-	-	106,756	106,756
Balance at December 31, 2005	10,000	10,000	6,700	75,567	92,267
Net income	-	-	-	27,826	27,826
Balance at December 31, 2006	10,000	$ 10,000	$ 6,700	$ 103,393	$ 120,093

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Cash Flows

Years ended December 31,		2006		2005
Cash flows from operating activities:				
Net income	$	**27,826**	$	106,756
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation		**8,955**		4,654
Deferred income taxes		**(3,800)**		26,800
(Increase) decrease in commissions receivable		**22,285**		(3,286)
(Increase) decrease in employee and shareholder receivables		**(6,155)**		-
(Increase) decrease in recoverable taxes		**(6,244)**		-
(Increase) decrease in security deposits		**-**		4,510
Increase (decrease) in accrued commission payable		**(19,622)**		(5,969)
Increase (decrease) in payroll taxes payable		**(1,549)**		98
Increase (decrease) in income tax payable		**(25,764)**		24,964
Net cash provided by (used in) operating activities		**(4,068)**		158,527
Cash flows from investing activities:				
Purchases of furniture and equipment		**(9,963)**		(13,964)
Net cash used in investing activities		**(9,963)**		(13,964)
Cash flows from financing activities:				
Repayment of stockholder loans		**-**		(90,000)
Net cash used in financing activities		**-**		(90,000)
Net increase (decrease) in cash and cash equivalents		**(14,031)**		54,563
Cash and cash equivalents at beginning of year		**97,985**		43,422
Cash and cash equivalents at end of year	$	**83,954**	$	97,985
Supplemental disclosure of cash flow information:				
Income taxes paid	$	**30,258**	$	-
Non-cash investing and financing transactions:				
Debt converted to paid in capital	$	**-**	$	6,700

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Changes in Subordinated Borrowings

Years ended December 31,	2006	2005
Subordinated borrowings at beginning of period	$ -	$ 90,000
Decreases:		
Payment of subordinated notes	-	(90,000)
Subordinated borrowings at end of period	$ -	$ -

See Independent Auditors' Report and notes to financial statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Midpoint Financial Services, Inc. (the Company) was incorporated in California on February 18, 2004. The Company is licensed by the National Association of Securities Dealers as a broker/dealer.

Accounting Policies

Use of Estimates
Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes
The Company has elected S corporation status effective January 1, 2006. Earnings and losses after that date are included in the personal income tax returns of the shareholders and taxed depending on their personal tax strategies. The Company will pay California franchise tax at a reduced rate of 1.5%. Accordingly, the Company will not incur additional federal income tax obligations, and future financial statements will not include a provision for federal income taxes unless there is a transaction resulting in "built-in-gains" it had at the time of the S election.

Income tax expense prior to the effective date of the election includes a provision for taxes currently payable or receivable as well as a provision for deferred tax resulting from timing differences between financial and tax reporting. The main timing differences relate to depreciation and accrued commissions receivable and payable.

Furniture and Equipment
Furniture and equipment are recorded at cost and are depreciated under the double declining balance method over their estimated economic useful lives generally ranging from three to seven years. Significant additions are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation expense for the periods ended December 31, 2006 and 2005 was $8,955 and $4,654, respectively.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Revenue Recognition
The Company recognizes commission revenue on the escrow closing date of the transaction to which it relates.

Note 2. Provision For Income Taxes

Components of the provision for income taxes (tax benefit) for the years ended December 31, 2006 and 2005 are as follows:

		2006		2005
Current provision	$	**(2,550)**	$	24,964
Deferred provision (benefit)		**(3,800)**		26,800
Total provision for (benefit of) income taxes	$	**(6,350)**	$	51,764

As discussed in Note 1, the Company changed its tax status from taxable to non-taxable effective January 1, 2006. Accordingly, the tax liability at the date the election for the change was filed of $6,350 has been eliminated through a credit to the deferred tax provision.

		2006		2005
Total deferred tax assets	$	-	$	-
Total deferred tax liability		-		(3,800)
Net deferred tax asset (liability)	$	-	$	(3,800)

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.6667% of aggregate indebtedness.

As of December 31, 2006, the Company had a net capital of $83,877 which was $78,877 in excess of its required net capital of $5,000.

Note 4. Reserve Requirements

The Company is exempt from the computation for Determination of the Reserve Requirements paragraph (k)(2)(i) of Rule 15c3-3.

Note 5. Possession or Control Requirements

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k)(2)(i) of Rule 15c3-3.

Note 6. Leases

The Company leases its office space under a three year operating lease that expires January 1, 2008. Rental expense was $41,079 and $39,535 for 2006 and 2005, respectively.

Future minimum lease payments on long-term operating leases as of December 31, 2006 is as follows:

December 31,	Facility Lease
2007	$ 41,838

Midpoint Financial Services, Inc.

Supplemental Information

Midpoint Financial Services, Inc.
Schedule I - Operating Expense

Years ended December 31,	2006	2005
Operating Expense		
Salaries and wages	$ 190,172	$ 518,481
Rent	41,079	39,535
Travel expenses	31,068	18,382
Consulting fees	28,591	42,933
Office expenses	22,701	14,967
Legal and accounting	18,992	7,590
Payroll taxes	17,602	33,469
Advertising and promotion	15,232	12,273
Licenses and permits	9,369	8,903
Depreciation	8,955	4,654
Insurance	8,875	4,717
Telephone	6,041	4,576
Utilities	2,503	2,275
Education	1,294	2,467
Outside services	955	8,867
Regulatory fees	600	900
Bond expense	566	948
Contributions	200	--
Interest and bank charges	122	53
Automobile	--	1,913
Dues and subscriptions	--	1,211
Total operating expense	$ 404,917	$ 729,114

Midpoint Financial Services, Inc.

Schedule II - Computation of Net Capital Pursuant to Rule 15c3-1

December 31,	2006	2005
Net Capital		
Total stockholders' equity	$ 120,093	$ 92,267
Less nonallowable assets	(36,216)	(12,596)
Total net capital	$ 83,877	$ 79,671
Aggregate Indebtedness		
Total liabilities	$ 16,219	$ 66,954
Computation of Net Capital Requirement		
(A) Minimum net capital based on aggregate indebtedness (6.6667% of aggregate indebtedness)	$ 1,081	$ 4,464
(B) Minimum dollar requirement per 240 15c3-1(a)(2)(vi)	$ 5,000	$ 5,000
Net capital requirement (greater of (A) or (B))	$ 5,000	$ 5,000
Reconciliation to Form X-17A-5		
Net capital as reported in Form X-17A-5 (Unaudited)	$ 54,314	$ 96,360
Audit adjustments	29,563	(16,689)
Net capital per above	$ 83,877	$ 79,671



HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

8954 Rio San Diego Dr., Ste. 600
San Diego, CA 92108
t 619.497.2415 f 619.497.2391
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Midpoint Financial Services, Inc.
San Diego, California

In planning and performing our audits of the financial statements of Midpoint Financial Services, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5(g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularties in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Midpoint Financial Services, Inc. for the year ended December 31, 2006, and this report does not affect our report thereon dated March 27, 2007. Currently, the Company does not have the procedures in place to prepare its financial statements using the accrual basis of accounting. However, management intends to have such procedures established for the preparation of the Company's March 31, 2007 financial statement.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We consider the use of cash basis financial statements, referred to in the preceding paragraph, to be a material inadequacy because those financial statements are used to calculate the Company's monthly periodic computations of aggregate indebtedness and net capital.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

Hutchinson and Bloodgood LLP

March 27, 2007

END